Amy Ward Pershkow Mayer Brown LLP 1999 K Street NW Washington DC, 20002 202-263-3336 apershkow@mayerbrown.com

June 26, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Senior Counsel

U.S. Securities and Exchange Commission (“SEC”)

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Vantagepoint Funds File Nos. 811-08941 and 333-60789

Post-Effective Amendment #56 to the Registration Statement of The Vantagepoint Funds (the “Fund”)

Dear Ms. O’Neal-Johnson:

On behalf of the Fund, and in accordance with Investment Company Act Release No. 13768, we are requesting selective review of the above referenced amendment to the Fund’s registration statement (the “Amendment”). This Amendment is being filed for the purpose of incorporating certain changes to the name and principal investment strategies of the Vantagepoint Model Portfolio All-Equity Growth Fund. These changes will be effective 60 days after filing this Amendment.

Except for these changes, the disclosure in the Amendment is substantially similar to the disclosure found in the Fund’s post-effective amendment #53 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) filed on February 27, 2015 and the Fund’s subsequent post-effective amendment #54 pursuant to Rule 485(b) under the 1933 Act filed on April 29, 2015.

Prior to the effective date of the Amendment, the Fund intends to file a subsequent post-effective amendment pursuant to Rule 485(b) under the 1933 Act for the purpose of responding to any comments conveyed by the staff of the SEC on the Amendment and for making certain non-material updates to the registration statement.

If you have any questions and/or comments, please do not hesitate to contact me at the number listed above.

Sincerely,

/s/ Amy Ward Pershkow

Amy Ward Pershkow

cc:	Angela C. Montez – Secretary